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September 24, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Kevin Rupert

Re:	Firsthand Technology Value Fund, Inc. (the “Fund”)
File Nos: 333-168195 and 814-00830 Form N-14 Filing

Dear Mr. Rupert:

In response to your telephonic comments provided to me on August 13, 2010 the following are the Fund’s responses to your comments on Firsthand Technology Value Fund, Inc.’s combined proxy statement and prospectus on Form N-14 filed on July 16, 2010.  The comments and related responses are organized in the same fashion as presented in the telephone call, and we have discussed the comments with officers of the Fund, who have authorized us to provide these responses.

Comment 1: Provide the Tandy representations.

As requested, we represent and acknowledge the following on behalf of the Fund:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in filings by the Fund;

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 24, 2010

Comment 2: Identify the accounting survivor under the North American Trust letter.

As noted in the response letter to your comments on the Fund’s N-2 filing (the “N-2 Response Letter”), TVF will cease to exist after the closing of the reorganization and it will have no accounting successor or accounting survivor.  We believe this conclusion is consistent with the staff’s view in North American Security Trust.  In that letter, the staff states that, in determining whether a new fund resulting from a reorganization is an accounting successor, funds should look at factors such as investment advisers, investment objectives, policies and restrictions, expense structures and expense factors. In this case, while TVF and the Fund have the same investment adviser (SiVest Group, Inc.) and the same investment objective (long-term growth of capital), the two funds have very different policies, principal investment strategies and restrictions (e.g., TVF can invest only 15% of its assets in illiquid securities, but the Fund has no such restriction), expense structures (TVF has a 1.85% unitary management/administrative fee structure; the Fund has a 2% management fee and 20% incentive fee structure), and expense factors (TVF has a unitary fee structure and incurs expenses in connection with open-end fund activities such as securities brokerage; the Fund pays for its own expenses and has expense factors such as private company due diligence expenses that it has to bear itself).

The Fund believes that, unlike the North American Trust fact pattern, there is no accounting survivor or accounting successor for TVF.

Comment 3: The EDGAR filing for the N-14 filing should include series identifier and also refer to both the acquiring and acquired funds.

The Edgar filing service used by the Fund has explained that, based on the Edgar filing manual and attempts to accommodate this request, the applicable form (N-14 8C for a closed-end company business combination rather than N-14 for an open-end company) does not permit the use of class or series identifiers.  The Fund would be pleased to discuss further how it could address the staff's concerns given this unique business combination and apparent limitation to the form type.

Comment 4: Disclose if the reorganization would have any material negative impact on the remaining Firsthand Funds (e.g., increased expenses).

Comment accepted. The disclosure has been revised accordingly.

Comment 5: On the Cover Page of the proxy statement, the Fund should add six disclaimers, specifically: (1) stock of the Fund is not redeemable at net asset value, (2) stocks of closed-end funds typically trade at a discount to NAV, (3) no trading market exists yet for the Fund’s shares and, as a result, shares of the Fund may be hard to sell and not all brokers will take orders for the Fund’s shares, (4) the reorganization would be a taxable event, (5) the tax-loss carryforward currently on the books of the acquired fund will be lost as a result of the reorganization, and (6) there are important consequences to this reorganization so shareholders should carefully review the proxy statement.

Comment accepted. The Fund has revised the disclosure accordingly.

September 24, 2010

Comment 6: Disclose Kevin Landis’ potential conflict of interest in serving both as as a board member of portfolio companies in which the Fund invests and as a trustee of Firsthand Funds or as a director of the Fund in approving the reorganization.  One such conflict might be avoiding a sale of portfolio companies before the reorganization.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 7: Disclose that before the closing of the reorganization, TVF will continue to be subject to the 15% illiquid securities limit.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 8: Disclose that the Fund, as a “business development company,” is not regulated as extensively as TVF under the 1940 Act .

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 9: Disclose that shareholders do not receive dollar-for-dollar Fund shares for their TVF shares because of organization and transaction expenses>  Thereforeand the initial NAV of the BDC’s shares could be negative and the NAV of the shares received by TVF shareholders as a result of the organization would be reduced as a result of those expenses.

The Fund agrees that organization and transaction costs involved will have the effect of reducing the net asset value of the resulting shares in the BDC to be received by the TVF shareholders. The Fund has added disclosure to that effect.

Comment 10: In Summary Overview, second paragraph (a), add the word “non-redeemable” after BDC and also insert “redeemable” before the word open-end fund.

September 24, 2010

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 11: Page 6, under the section “Federal Income Tax Consequences,” disclose that if a shareholder has a gain on his shares, the tax consequence is as if the shareholder has sold his shares.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 12: When comparing TVF with the Fund, also add comparative levels of illiquid holdings and disclose that TVF has a 15% illiquid limit whereby the Fund could have 100% invested in illiquid securities.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 13: Page 6, in the section titled “Overview of Purchase, Redemption, Distribution, Exchange, and Other Procedures,” the end of the first sentence, add “assuming a market develops but there can be no assurance that such a market will develop.”

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 14: Page 6, Fee Table. Add Expense Example table for 1, 3, 5, 10 year period assuming a 5% rate of return with the incentive fee .

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 15: Add disclosure to say whether the Fund will use leverage and note that the Fund will not use leverage within its first year of operation.

Comment accepted. The Fund has revised the disclosure to state that it will not use leverage.

Comment 16: Page 6, in footnote ** to the Fee Table, remove the reference to other “venture capital funds.”

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 17: Page 6, in the redemption risk section, add language to the effect “there can be no assurance that a market will develop for the Fund’s shares” and also change the sentence “shareholders will not be able to redeem their shares” to “shareholders cannot redeem their shares.”

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 18: Page 20 the capitalization table should be revised to show the NAV of the new entity. Given there are transaction expenses, the NAV should be lower than that of the TVF pre-reorganization.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 19: Page 7 Risk disclosures: (1) under the bullet “NAV Discount Risk” add a sentence to say the NAV is calculated by the Fund based on fair market value of its holdings under procedures approved by the Board; (2) under the bullet “Illiquid Securities Risk” provide language to discuss after an initial investment period of up to certain months an estimate of what percentage of the Fund’s investments will be in illiquid holdings or to provide a typical range where the holdings will be; (3) under the bullet “Market Support Risk” add language to discuss securities of the Funds may be hard to sell and not all brokers will take orders for the Fund’s shares.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 20: add disclosure to the Redemption Risk section to the effect that shareholders give up rights to demand redemption if the reorganization closes .

Comment accepted. The Fund has revised the disclosure accordingly.

September 24, 2010

Comment 21: add a new risk disclosure titled “Sale Restriction Risk” to the disclosure that to the extent the Fund or its adviser has inside information, it may be restricted from selling its securities holdings.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 22: Page 8, the carryover paragraph from page 7, last sentence. Add disclosure that in the current low yield environment, to the extent management fee expenses exceed interest income on the cash holdings of the Fund, the Fund may experience losses.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 23: Page 9, add a new bullet point to state that the Fund will have limited ability to engage in joint transactions with affiliates such as other funds managed by SiVest, including Firsthand Funds because of the prohibition set forth in Section 17(d) of the Investment Company Act .

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 24:  Page 14, under the section “Additional Risks of the Reorganization” add a new risk disclosure that there is expected to be increased brokerage costs to TVF because of the need to liquidate its portfolio, which leads to higher turnover and higher brokerage commission costs.

Comment accepted. The Fund has revised the disclosure  accordingly.

Comment 25: Page 9, under the bullet point “The BDC will need to raise additional capital to grow” add language to state that failure to get additional capital may limit the Fund’s ability to make follow-on investments which could in certain circumstances lower the value of the Fund’s holdings.”

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 26: Page 10 What does “subsequent private transaction” means?

That phrase, as used on page 10, means that when the Fund conducts valuation analysis on its illiquid holdings, one factor to consider is whether, subsequent to the Fund’s purchase of the illiquid security, there have been other transactions of securities of that particular private company. Because these are private illiquid companies, the transactions are all private transactions. In order to clarify the language, the Fund has it to say “subsequent transactions” instead.

Comment 27: On page 10, add a new bullet point to discuss the risk of conflict of interest caused by Kevin Landis sitting on the board of both the Fund and the portfolio companies.

Comment accepted. The Fund has revised the disclosure accordingly.

September 24, 2010

Comment 28: On page 10, the proxy states that “In the course of the BDC’s investing activities, it will pay investment advisory and incentive fees to SiVest, and will reimburse SiVest for certain expenses it incurs.” Provide an example of what expenses might be reimbursable.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 29: Disclose in the event there is a material conflict between the Fund and the investment adviser, how will the conflict be resolved (e.g. will the issue be presented to the independent directors and be resolved by the independent directors).

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 30: If the Fund uses leverage, add disclose to state that using leverage will increase the Fund’s desire to take risk.

The Fund has no current plan to use leverage. The Fund has revised the disclosure accordingly.

Comment 31: Add a bullet point to disclose that the offering has no underwriter and the effect of that situation, especially whether it would impact the development of any trading market .

Comment accepted. We Fund has added language under “Principal Risk Factors: Market Support Risk” to discuss the lack of an underwriter, and how that situation could impact the development of a trading market for the BDC shares.

Comment 32: Explain why the reorganization can be consummated without exemptive relief and why the Fund believes it can rely on Rule 17a-8 despite the fact that Rule 17a-8 uses the term “registered investment company” and the Fund is not a registered investment company.

Please see the Fund’s response to this same comment in the response letter from the undersigned with respect to the staff’s comments on the Fund’s N-2 filing, response to comment 41.

Comment 33: Page 16, under the section titled “Reorganization,” add disclosures to discuss the current financial status of the Fund’s illiquid portfolio companies, including information on (1) whether the Adviser determines they should remain long term investments, (2) how are those companies doing and (3) describe how the auction process went. In addition, add language to disclose what was the highest illiquid percentage in TVF.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 34: Page 17, under the section “Board Considerations” specifically states that (1) based on the information provided to the Board, the Board determined that the reorganization is in the best interest of both entities, (2) the Board considered the expected

September 24, 2010

loss carryforward but discounted the importance of that because given most of those are expiring in the near future, it is unlikely TVF will be able to use a meaningful portion of those before they expire, (3) the Board considered the value of the portfolios, (4) the Board considered other alternatives including but not limited to, the liquidation of TVF. Also discuss why (including supporting reasons) the Board determined other alternatives are not as favorable as the reorganization (e.g. would force shareholders to give up an investment at a time that is not appropriate to do so and to lock in a loss).

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 35:  On page 18, please clarify fundamental and non-fundamental investment restrictions.  Currently, it is not sufficiently clear which restrictions are fundamental. More specifically, please address and designate as fundamental if appropriate, restrictions such as those related to borrowing, other types of leverage, and warrants. Also, include language to disclose that, generally,  a business development company is less restricted by the Investment Company Act.

 Comment accepted. The Fund has revised the disclosure accordingly. Comment 36: On page 19, under the section titled “Investment Advisory Services and Fees” the investment advisory fee was disclosed to be at 1.40%. Page 6 of the proxy statement, under the Fee Table, however, that fee was disclosed to be at 1.50%. Please correct the inconsistency .

Comment accepted. The Fund has revised the disclosure accordingly. The correct number is 1.40%.

Comment 37: On page 20, please disclose that the Fund will have initially a negative NAV because of organizational expenses. Also, given there will be a negative NAV, the exchange might not be dollar for dollar as described.

Comment accepted. The Fund has revised the disclosure accordingly. The Fund has disclosed on the cover page that the expenses associated with the proposed reorganization would reduce the value of a stockholder’s investment in the short term.

Comment 38: On page 20, capitalization table. Revise the capitalization table so that it properly reflects organization cost.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 39:  Please clarify under voting matters how votes would be cast in the case of adjournments, and the treatment of broker non-votes in that situation.

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 40: Appendix C. Rename heading references of TVF and BDC to make them consistent with the rest of the document.

Comment accepted. The Fund has revised Appendix C to use the same defined terms for the two entities: TVF and BDC.

September 24, 2010

Comment 41: Revise the Fee Table to (1) delete the reference to 12b-1 fee, (2) change all references of “performance fee” to “incentive fee”, (3) change “Other Fees” to “Other Expenses” and add a footnote to provide an example, and (4) provide disclosure in the footnote that the BDC will not use leverage for at least 12 months .

Comment accepted. The Fund has revised the disclosure accordingly.

Comment 42: SAI: For each incorporation by reference, add the file number of the registrant .

Comment accepted. The SAI has been revised accordingly.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 415-856-7007.

Very truly yours,

/s/ David Hearth

David Hearth
of Paul, Hastings, Janofsky & Walker, LLP

cc:  Kevin Landis, President, SiVest Group, Inc.